Matthew Derby and Jan Woo

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 6010

Washington D.C., 20549

Re:	AppMail, Inc.
Offering Statement on Form 1-A
Filed September 10, 2021
File No. 024-11490

Dear Mr. Derby and Ms. Woo:

On behalf of AppMail, Inc. (the “Company”), I hereby request qualification of the above-referenced offering statement at 9 a.m., Eastern Time, on September 14, 2021 at 9:00am EST or as soon thereafter as is practicable.

Sincerely,

/s/ Shi Li
Shi Li
Chief Executive Officer
AppMail, Inc.